                                             As Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-63082


 THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND
             MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT
                IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 Subject to Completion. Dated December 14, 2001
        Prospectus Supplement No. to the Prospectus dated June 25, 2001 and the Prospectus Supplement dated June 25, 2001

[GOLDMAN SACHS LOGO]
                               The Goldman Sachs Group, Inc.
                                Medium-Term Notes, Series B
                           -------------------------------------

                                   $
                                Index Linked Notes due 2006
               (Linked to the Russell 2000(R) Index and the S&P 500(R) Index)
                           -------------------------------------

Your return on your investment in the notes will be determined by reference to the performance of the Russell 2000(R) Index and the S&P 500(R) Index. No matter how those indices perform, you will receive not less than the face amount of the
notes upon the stated maturity of the notes on         , 2006 (unless extended).
The face amount of the notes purchased by you as a part of the initial offering of the notes is equal to 97% of the purchase price (3.0% of the purchase price is a sales commission paid by you to your broker). You will not receive any interest or other payment with respect to the notes prior to the stated maturity date. If you are purchasing notes as a part of the initial offering of the notes, you must invest at least $1,000 or a multiple thereof in the notes ($30 of each $1,000 invested is a sales commission).

On the stated maturity date, we will pay to you an amount in cash equal to the face amount of the notes that you purchased plus the supplemental payment amount, if any. We will calculate the supplemental payment amount on each note as follows:

    - First, for each of the indices we will calculate the average of the
      closing level of each such index on the   day of each month (subject to
      certain adjustments), beginning on         , 2002 and ending on         ,
      2006.

    - Then we will calculate the averaged index return for each index by
      determining the percentage increase or decrease, if any, from         in
      the case of the Russell 2000(R) Index and         in the case of the S&P
      500(R) Index to the average of the closing levels for such index calculated above. There may be an increase, a decrease or no change in one or both indices. The amounts so determined may differ significantly from the actual return on the index during the period from the date of purchase until the stated maturity date because we will calculate the returns based on the average closing levels on the specified dates.

    - Next, we will multiply the averaged index return for the index with the greatest averaged index return by 70% and the averaged index return for the other index by 30%. Then we will add those two amounts.

    - Finally, if the percentage determined by the prior calculation is greater than zero, we will multiply the face amount of each note held by you by that amount. This is the supplemental payment amount. (If the percentage determined is less than or equal to zero, the supplemental payment amount will be zero. This may occur if the averaged index return on one or both indices is less than equal to zero).

You should read the detailed description of the terms of the notes found in "Summary Information" on page S-2 and "Specific Terms of Your Note" on page S-13 for a complete description of the terms of the notes because we have provided only a summary of the terms above which is qualified by the detailed description of the terms that we have provided in the rest of this prospectus supplement.

YOUR INVESTMENT IN THE NOTES INVOLVES CERTAIN RISKS AND WE ENCOURAGE YOU TO READ "ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES" ON PAGE S-8 SO THAT YOU MAY BETTER UNDERSTAND THOSE RISKS.

ORIGINAL ISSUE PRICE: $9.70 per note; $   in aggregate
SALES COMMISSION: $0.30 per note; $   in aggregate
NET PROCEEDS TO THE GOLDMAN SACHS GROUP, INC.: $   per note; $   in aggregate
                           -------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

    Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PROSPECTUS SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

    The Russell 2000(R) Index is a trademark of the Frank Russell Company and is licensed for use by Goldman, Sachs & Co. and its affiliates. The S&P 500(R) Index is a trademark of Standard & Poor's Ratings Group and is licensed for use by Goldman, Sachs & Co. and its affiliates.

                              GOLDMAN, SACHS & CO.
                           -------------------------

                Prospectus Supplement dated             , 2002.

                              SUMMARY INFORMATION

     We refer to the notes we are offering by this prospectus supplement as the "offered notes" or the "notes". Each of the offered notes, including your note, has the terms described below and under "Specific Terms of Your Note" on page S-13. Please note that in this prospectus supplement, references to "The Goldman Sachs Group, Inc.", "we", "our" and "us" mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the "accompanying prospectus" mean the accompanying Prospectus, dated June 25, 2001, as supplemented by the accompanying Prospectus Supplement, dated June 25, 2001, of The Goldman Sachs Group, Inc.

                                   KEY TERMS

ISSUER: The Goldman Sachs Group, Inc.

INDEX (OR INDICES): the Russell 2000(R) Index or the S&P 500(R) Index (or both), as the case may be

FACE AMOUNT: as specified in the note; $          in the aggregate for all the
offered notes

PAYMENT AMOUNT: on the stated maturity date, we will pay the holder of the note cash equal to the sum of (i) the outstanding face amount of the note and (ii) the supplemental payment amount

SUPPLEMENTAL PAYMENT AMOUNT: the greater of

- zero or

- the outstanding face amount of the note multiplied by the sum of (i) 70% of the averaged index return for the Russell 2000(R) Index or the S&P 500(R) Index, whichever is greater, and (ii) 30% of the averaged index return for the Russell 2000(R) Index or the S&P 500(R) Index, whichever is less

AVERAGING DATES: for each index, the             day of each month, commencing
on                , 2002 and terminating on the determination date, subject to adjustment for market disruption events

FINAL AVERAGED INDEX LEVEL: for each index, the sum of the closing levels of the index on each averaging date divided by the number of averaging dates, subject to adjustment as provided below under "Specific Terms of Your
Note -- Discontinuance or Modification of an Index" on page S-15

REFERENCE INDEX LEVEL (TO BE DETERMINED ON THE TRADE DATE): for the Russell
2000(R) Index           , and for the S&P 500(R) Index

AVERAGED INDEX RETURN: for each index, the result of (i) the final averaged index level minus the reference index level divided by (ii) the reference index level, expressed as a percentage

STATED MATURITY DATE:                , 2006, unless extended for up to six
business days

DETERMINATION DATE: the fifth business day prior to                , 2006,
unless extended for up to five business days

DENOMINATIONS: each note registered in the name of a holder must have a face amount of $10 or any multiple of $10

MINIMUM INVESTMENT AMOUNT: $1,000 for each investor, including sales commissions; sales commissions will be calculated as a percentage of the amount invested

NO INTEREST: the offered notes will not bear interest prior to the stated maturity date

LISTING: we will apply to have the offered notes listed on the American Stock Exchange on or after the original issue date. There can be no assurance that the offered notes will be accepted for listing

CALCULATION AGENT: Goldman, Sachs & Co.

BUSINESS DAY: as described on page S-16

                                      Q&A

                             HOW DO THE NOTES WORK?

      The notes offered by this prospectus supplement will have a stated maturity date 4.5 years after the original issue date. The return on the notes will be determined by reference to the performance of the Russell 2000(R) Index and the S&P 500(R) Index. The notes will offer 100% protection of the face amount purchased (not including the sales commission). The notes will bear no interest and no payments will be made until maturity.

      As discussed in the accompanying prospectus, the notes are indexed debt securities and are part of a series of debt securities entitled "Medium-Term Notes, Series B" issued by The Goldman Sachs Group, Inc. The notes will rank equally with all other unsecured and unsubordinated debt of The Goldman Sachs Group, Inc. For more details, see "Specific Terms of Your Note" on page S-13.

                       WHAT WILL I RECEIVE AT THE STATED
                             MATURITY OF THE NOTES?

      We have designed the notes for investors who want to protect their entire investment (not including any sales commissions paid upon the purchase of the notes) by receiving at the stated maturity at least 100% of the face amount of their note, while also having an opportunity to participate in the potential appreciation of the Russell 2000(R) Index and the S&P 500(R) Index. The offered notes will automatically apply at maturity a larger weighting to the greater of the averaged index return on the Russell 2000(R) Index or the S&P 500(R) Index.

      For each offered note, we will pay at maturity an amount equal to the outstanding face amount of the note plus the supplemental payment amount. The supplemental payment amount is the greater of (i) zero or (ii) the product of:

- the outstanding face amount times

- the sum of (i) 70% of the averaged index return on the Russell 2000(R) Index or the S&P 500(R) Index, whichever is greater, and (ii) 30% of the averaged index return on the Russell 2000(R) Index or the S&P 500(R) Index, whichever is less.

      The averaged index return for each index measures the return on the index,
based on the average closing value for that index on the       day of each month
during the life of the notes (commencing on                , 2002 and ending on
the determination date), subject to adjustments as provided below under "Specific Terms of Your Note -- Consequences of a Market Disruption Event" on page S-15.

      Because the final averaged index level for each index will be based on the
average of        monthly closing levels, the actual index level at the stated
maturity date or at many other times during the term of the notes could be significantly higher than the final averaged index level for each index. For example, the difference between the final averaged index level for an index and the level of that index on the stated maturity date could be particularly large if there is a significant increase in the level of that index during the latter portion of the term of the notes. In this situation, the supplemental payment amount, and then the return on your note, could be less than the return on each of the indices.

                             HYPOTHETICAL EXAMPLES

      If both the Russell 2000(R) Index and the S&P 500(R) Index have positive averaged index returns, the payoff on each offered note at the stated maturity will exceed the face amount (see examples 1 and 2 below), because the supplemental payment amount will be greater than zero. If both averaged index returns are negative (see example 3), each offered note will pay the face amount, because the supplemental payment amount cannot be less than zero.

      It is possible for a note to return more than the face amount if only one of the averaged index returns is positive (see example 4). However, it is also possible for a note to return only the face amount if only one of the averaged index returns is positive (see example 5). This is the case if the negative return on one index outweighs the positive return on the other index by a factor of at least approximately 2.33 (meaning the negative return is at least 2.33 times the positive return). However, in no event will you lose any part of your initial investment in a note (after deducting sales commissions) if you buy the note upon issuance and hold it until the stated maturity date. For more detail about hypothetical returns on your note, please see the following examples and "Hypothetical Returns on Your Note" on page S-19.

      All of the following hypothetical examples are based on a note having an initial public offering price of $10 per note, including sales commission. The minimum initial invested amount is $1,000 from which a sales commission of $30 (representing an assumed commission rate of 3% of the amount invested and approximately 3.09% of the face amount purchased) will be deducted. Any additional initial investment must be a multiple of $1,000. For example, an initial investment of $1,000 would purchase 97 notes (with an aggregate face amount of $970) and include a sales commission of $30.

      The following examples assume averaging dates on the    day of each month,
commencing on                , 2002 and ending on (and including) the
determination date. They also assume that the note is purchased on the original issue date and held until the stated maturity date.

      The examples are based on a range of index levels as of each averaging date that are entirely hypothetical; no one can predict what the value of each index will be on any averaging date.

      The indices have experienced substantial volatility in light of the events of September 11, 2001. Each index level may therefore exhibit much greater price volatility during the life of the notes than in the past. Consequently, the actual reference index levels, which will serve as the baselines for determining the averaged index returns, may differ substantially from the assumed reference index levels on the date of this prospectus supplement (and may also differ from the levels on the day you purchase any offered notes). Moreover, the actual performance of each index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples set forth below.

EXAMPLE I: THE AVERAGED INDEX RETURNS FOR THE RUSSELL 2000(R) INDEX AND THE S&P
           500(R) INDEX ARE BOTH POSITIVE. THE AVERAGED INDEX RETURN FOR THE RUSSELL 2000(R) INDEX IS GREATER THAN THE AVERAGED INDEX RETURN FOR THE S&P 500(R) INDEX. THE PAYMENT AMOUNT IS GREATER THAN THE FACE AMOUNT.

                                              RUSSELL 2000(R) INDEX           S&P 500(R) INDEX
                                             -----------------------     --------------------------
Assumed reference index level                482                         1,169
Assumed final averaged index level           678                         1,532
Averaged index return                        (678 - 482)/482 = 40.7%     (1532 - 1169)/1169 = 31.1%

SUPPLEMENTAL PAYMENT AMOUNT                  Greater of
  (PER $10 FACE AMOUNT)                      (i) $0 or
                                             (ii) $10 X ((70% x 40.7%) + (30% X 31.1%)) = $3.78
PAYMENT AMOUNT (PER $10 FACE AMOUNT)         $10 + $3.78 = $13.78
PAYMENT AMOUNT (PER $1,000 INVESTED FOR 97
  NOTES)                                     97 X $13.78 = $1,336.66

EXAMPLE II:  THE AVERAGED INDEX RETURNS FOR THE RUSSELL 2000(R) INDEX AND THE
             S&P 500(R) INDEX ARE BOTH POSITIVE. THE AVERAGED INDEX RETURN FOR THE S&P 500(R) INDEX IS GREATER THAN THE AVERAGED INDEX RETURN FOR THE RUSSELL 2000(R) INDEX. THE PAYMENT AMOUNT IS GREATER THAN THE FACE AMOUNT.

                                          RUSSELL 2000(R) INDEX            S&P 500(R) INDEX
                                         ------------------------     ---------------------------
Assumed reference index level            482                          1,169
Assumed final averaged index level       563                          1,676
Averaged index return                    (563 - 482)/482 = 16.8%      (1676 - 1169)/1169 = 43.4%

SUPPLEMENTAL PAYMENT AMOUNT              Greater of
  (PER $10 FACE AMOUNT)                  (i)  $0 or
                                         (ii) $10 X ((70% X 43.4%) + (30% X 16.8%)) = $3.54

PAYMENT AMOUNT (PER $10 FACE AMOUNT)     $10 + $3.54 = $13.54

PAYMENT AMOUNT (PER $1,000
  INVESTED FOR 97 NOTES)                 97 X $13.54 = $1,313.38

EXAMPLE III: THE AVERAGED INDEX RETURNS FOR THE RUSSELL 2000(R) INDEX AND THE
             S&P 500(R) INDEX ARE BOTH NEGATIVE. THE PAYMENT AMOUNT IS EQUAL TO THE FACE AMOUNT.

                                          RUSSELL 2000(R) INDEX            S&P 500(R) INDEX
                                         ------------------------     ---------------------------
Assumed reference index level            482                          1,169
Assumed final averaged index level       429                          1,000
Averaged index return                    (429 - 482)/482 = -11.0%     (1000 - 1169)/1169 = -14.5%

SUPPLEMENTAL PAYMENT AMOUNT              Greater of
  (PER $10 FACE AMOUNT)                  (i)  $0 or
                                         (ii) $10 X ((70% X - 11.0%) + (30% x - 14.5%)) = -$1.21

PAYMENT AMOUNT (PER $10 FACE AMOUNT)     $10 + $0 = $10

PAYMENT AMOUNT (PER $1,000 INVESTED FOR
  97 NOTES)                              97 X $10 = $970

EXAMPLE IV: THE AVERAGED INDEX RETURN FOR THE RUSSELL 2000(R) INDEX IS POSITIVE,
            BUT THE AVERAGED INDEX RETURN FOR THE S&P 500(R) INDEX IS NEGATIVE. THE PAYMENT AMOUNT IS GREATER THAN THE FACE AMOUNT BECAUSE THE POSITIVE AVERAGED INDEX RETURN FOR THE RUSSELL 2000(R) INDEX OUTWEIGHS THE NEGATIVE AVERAGED INDEX RETURN FOR THE S&P 500(R) INDEX BY MORE THAN 2.33 TIMES.

                                          RUSSELL 2000(R) INDEX      S&P 500(R) INDEX
                                          ---------------------      ----------------
Assumed reference index level             482                        1,169
Assumed final averaged index level        581                        1,098
Averaged index return                     (581 - 482)/482 = 20.5%    (1098 - 1169)/1169 = -6.1%
SUPPLEMENTAL PAYMENT AMOUNT               Greater of
  (PER $10 FACE AMOUNT)                   (i) $0 or
                                          (ii) $10 X ((70% X 20.5%) + (30% X -6.1%)) = $1.25
PAYMENT AMOUNT (PER $10 FACE AMOUNT)      $10 + $1.25 = $11.25
PAYMENT AMOUNT (PER $1,000
  INVESTED FOR 97 NOTES)                  97 X $11.25 = $1,091.25

EXAMPLE V: THE AVERAGED INDEX RETURN FOR THE RUSSELL 2000(R) INDEX IS POSITIVE,
           BUT THE AVERAGED INDEX RETURN FOR THE S&P 500(R) INDEX IS NEGATIVE. THE PAYMENT AMOUNT IS EQUAL TO THE FACE AMOUNT BECAUSE THE POSITIVE AVERAGED INDEX RETURN FOR THE RUSSELL 2000(R) INDEX DOES NOT OUTWEIGH THE NEGATIVE AVERAGED INDEX RETURN FOR THE S&P 500(R) INDEX BY MORE THAN 2.33 TIMES.

                                          RUSSELL 2000(R) INDEX      S&P 500(R) INDEX
                                          ---------------------      ----------------
Assumed reference index level             482                        1,169
Assumed final averaged index level        549                        782
Averaged index return                     (549 - 482)/482 = 13.9%    (782 - 1169)/1169 = -33.1%
SUPPLEMENTAL PAYMENT AMOUNT               Greater of
  (PER $10 FACE AMOUNT)                   (i) $0 or
                                          (ii) $10 X ((70% X 13.9%) + (30% X -33.1%)) = - $0.02
PAYMENT AMOUNT (PER $10 FACE AMOUNT)      $10 + $0 = $10
PAYMENT AMOUNT (PER $1,000
  INVESTED FOR 97 NOTES)                  97 X $10 = $970

                  WHO PUBLISHES THE RUSSELL 2000(R) INDEX AND
                             WHAT DOES IT MEASURE?

      The Russell 2000(R) Index is published by the Frank Russell Company and is designed to track the performance of 2,000 common stocks of corporations with small capitalizations relative to other stocks in the U.S. equity market. As of June 30, 2001, the market capitalization of the stocks in the Russell 2000(R) Index ranged from approximately $147 million to $1.4 billion, with the average market capitalization being $530 million. The corporations in the Russell 2000(R) Index are incorporated in the U.S. and its territories and their stocks are traded on the New York Stock Exchange, the American Stock Exchange or in the Nasdaq.

      The Russell 2000(R) Index is determined, comprised and calculated by the Frank Russell Company without regard to the offered notes.

      For further information, please see "The Russell 2000(R) Index" on page S-25.

          WHO PUBLISHES THE S&P 500(R) INDEX AND WHAT DOES IT MEASURE?

      The S&P 500(R) Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of November 30, 2001, 421 companies or 84.2% of the index traded on the New York Stock Exchange, 77 companies or 15.7% of the index traded on The Nasdaq Stock Market and 2 companies or 0.1% of the index traded on the American Stock Exchange. Standard & Poor's chooses companies for inclusion in the index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its stock guide database of over 7,577 equities, which Standard & Poor's uses as an assumed model for the composition of the total market.

      The index is determined, comprised and calculated by Standard & Poor's without regard to the offered notes.

      For further information, please see "The S&P 500(R) Index" on page S-29.

                               WHAT ABOUT TAXES?

      If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based upon an estimated yield for the notes, even though you will not receive any payments from us until maturity. This estimated yield is determined solely to calculate the amount you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize upon the sale or maturity of the notes will be taxed as ordinary interest income. If you purchase the notes at a time other than the original issue date, the tax consequences to you may be different.

      For further information you should refer to "Supplemental Discussion of United States Federal Income Tax Consequences" on page S-33.

                 ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTE

     An investment in your note is subject to the risks described below, as well as the risks described under "Considerations Relating to Indexed Securities" in the accompanying prospectus dated June 25, 2001. Your note is a riskier investment than ordinary debt securities. Also, your note is not equivalent to investing directly in the index stocks, i.e., the stocks comprising the indices to which your note is linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

THE PAYMENT AMOUNT ON YOUR NOTE ON THE STATED MATURITY DATE MAY BE LESS THAN IT
 WOULD HAVE BEEN HAD THE PAYMENT AMOUNT BEEN LINKED TO THE ACTUAL, RATHER THAN
                        AVERAGED, RETURN ON THE INDICES

      The payment amount on your note depends on the averaged index return for each index. Because the averaged index return is based on the average of closing levels for that index, the averaged index return may be significantly less than the actual return on an index over the life of the notes. As a result, the payment amount on your note on the stated maturity date may be less than it would have been had the calculation of the payment amount been linked to the actual return on the indices.

      These situations may arise even if the level of an index significantly exceeds the reference index level for that index at maturity or at other times during the term of the notes. It is also possible that the actual index levels at the stated maturity date or at other times during the term of the notes will be higher than the final averaged index levels. For example, the difference between the final averaged index level for an index and the level of that index on the stated maturity date could be particularly large if there is a significant increase in the level of that index during the latter portion of the term of the notes.

      If the final averaged index level of each index is equal to or is less than its reference index level, the payment amount for your note on the stated maturity date will equal only the face amount of your note.

                          IF THE LEVELS OF THE INDICES
                     CHANGE, THE MARKET VALUE OF YOUR NOTE
                       MAY NOT CHANGE IN THE SAME MANNER

      Your note may trade quite differently from the performance of each index. Changes in the level of the indices may not result in a comparable change in the market value of your note. In part, this is because any return on the offered notes in excess of the face amount will be based on a 70% weighting of the greater averaged index return and a 30% weighting of the smaller averaged index return. Even if the averaged index return on one of the indices is positive, we may pay only the face amount at the stated maturity if the averaged index return on the other index is sufficiently negative.

      In addition, because the averaged index return for an index, and thus the payment on your note on the stated maturity date, is based on the average of monthly closing levels, the market value of your note may differ substantially from the overall returns on the indices during the life of the note.

                   YOUR NOTE DOES NOT BEAR PERIODIC INTEREST

      You will not receive any periodic interest payments on your note. Even if the amount payable on your note on the stated maturity date exceeds the face amount of your note, the over-all return you earn on your note may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. Moreover, under applicable United States tax law as described under "Supplemental Discussion of Federal Income Tax Consequences", you will have to pay tax on deemed interest amounts even though your note does not bear periodic interest.

THE RETURN ON YOUR NOTE WILL NOT REFLECT ANY DIVIDENDS PAID ON THE INDEX STOCKS

      Each index sponsor calculates the level of the index it publishes by reference to the prices of the common stocks included in that index, without taking account of the value of dividends paid on those stocks. As a result, the return on your note will not reflect the return you would realize if you actually owned the stocks included in the indices and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the index stocks by the index stock issuers.

 THE MARKET PRICE OF YOUR NOTE MAY BE INFLUENCED BY MANY UNPREDICTABLE FACTORS

      The following factors, many of which are beyond our control, will influence the market value of your note:

- each index level;

- the volatility -- i.e., the frequency and magnitude of changes in the levels of the indices;
  -- As indicated under "The Russell 2000(R) Index -- Historical Closing Levels of the Index" and "The S&P 500(R) Index -- Historical Closing Levels of the Index", the level of each index has been highly volatile at times. It is impossible to predict whether each index level will rise or fall;
  -- In addition, we cannot predict that future changes to the levels of the indices will be correlated as in the past;

- the dividend rate on the index stocks;

- economic, financial, regulatory, political, military and other events that affect stock markets generally and the market segments of which the index stocks are a part, and which may affect the level of the indices;

- interest and yield rates in the market;

- the time remaining until your note matures; and

- our creditworthiness.

      These factors will influence the price you will receive if you sell your note prior to maturity. If you sell your note prior to maturity, you may receive less than the outstanding face amount of your note. You cannot predict the future performance of the indices based on their historical performance.

      Trading in the common stocks that make up the indices, along with all other U.S. equities, was suspended from the morning of September 11, 2001 until the U.S. equities markets reopened on September 17, 2001. Although trading has now resumed, the trading suspension, the events underlying it and related uncertainties may cause the index levels to exhibit much greater price volatility than in earlier periods, both in the near term and over the term of your note. Before investing in the offered notes, you should consult publicly available news sources to determine the index levels between the date of this preliminary prospectus supplement and your purchase of the offered notes. The actual index levels may differ substantially from the index levels on the date of this prospectus supplement (and may also differ from the levels on the trade date). Moreover, the actual performance of the indices over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the indices or to the hypothetical return examples set forth elsewhere in this prospectus supplement.

                       TRADING AND OTHER TRANSACTIONS BY
                       GOLDMAN SACHS IN SECURITIES LINKED
                       TO THE INDEX STOCKS MAY IMPAIR THE
                               VALUE OF YOUR NOTE

      As we describe under "Use of Proceeds and Hedging" below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing and/or selling some or all of the index stocks, options or futures on one or both of the indices or index stocks or other instruments linked to one or both of the indices or index stocks. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, at any time and from time to time, and to unwind our hedge by selling any of the foregoing, perhaps on or before the determination date. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to the same indices. Any of these hedging activities may adversely affect the index levels -- directly or indirectly by affecting the price of the index stocks -- and therefore the market value of your note and the amount we will pay on your note at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your note may decline. See "Use of Proceeds and Hedging" for a further discussion of securities transactions in which we or one or more of our affiliates may engage.

      Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to one or both of the indices or index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the index levels -- directly or indirectly by affecting the price of the index stocks -- and, therefore, the market value of your note and the amount we will pay on your note at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of one or both of the indices or one or more of the index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your note and the amount we will pay on your note at maturity.

                       YOU HAVE NO SHAREHOLDER RIGHTS OR
                          RIGHTS TO RECEIVE ANY STOCK

      Investing in your note will not make you a holder of any of the index stocks. Neither you nor any other holder or owner of your note will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks. Your note will be paid in cash, and you will have no right to receive delivery of any index stocks.

  OUR BUSINESS ACTIVITIES MAY CREATE CONFLICTS OF INTEREST BETWEEN YOU AND US

      As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to one or both of the indices and the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your note and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of one or both of the indices, could be adverse to your interests as a beneficial owner of your note.

      Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to some or all of the issuers of the index stocks and with respect to both of the indices themselves. Any of these activities by any of our affiliates may affect the level of one or both of the indices and, therefore, the market value of your note and the amount we will pay on your note at maturity.

   AS CALCULATION AGENT, GOLDMAN, SACHS & CO. WILL HAVE THE AUTHORITY TO MAKE DETERMINA-TIONS THAT COULD AFFECT THE MARKET VALUE OF YOUR NOTE, WHEN YOUR NOTE
                 MATURES AND THE AMOUNT YOU RECEIVE AT MATURITY

      As calculation agent for your note, Goldman, Sachs & Co. will have discretion in making various determinations that affect your note, including determining each final averaged index level, each averaged index return and the supplemental payment amount on the determination date, which we will use to calculate how much cash we must pay on the stated maturity date, and determining whether to postpone the stated maturity date because of a market disruption event. See "Specific Terms of Your Note" below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your note and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under "-- Our Business Activities May Create Conflicts of Interest Between You and Us" above.

 THE POLICIES OF THE INDEX SPONSORS AND CHANGES THAT AFFECT THE INDICES OR THE INDEX STOCKS COULD AFFECT THE AMOUNT PAYABLE ON YOUR NOTE AND ITS MARKET VALUE

      The policies of the index sponsors concerning the calculation of each index level, additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in each index level could affect that index level and, therefore, the amount payable on your note on the stated maturity date and the market value of your note prior to that date. The amount payable on your note and its market value could also be affected if one or both index sponsors change these policies, for example by changing the manner in which they calculate the respective index levels, or if an index sponsor discontinues or suspends calculation or publication of its index level, in which case it may become difficult to determine the market value of your note. If events such as these occur, or if one or both of the index levels is not available because of a market disruption event or for any other reason, the calculation agent -- which initially will be Goldman, Sachs & Co., our affiliate -- may determine either or both index levels, as the case may be, for any particular averaging date (including the determination date) in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the index levels for each averaging date (including the determination date) and the amount payable on your note more fully under "Specific Terms of Your Note -- Discontinuance or Modification of an Index" and "-- Role of Calculation Agent".

                   THERE IS NO AFFILIATION BETWEEN THE INDEX
                      STOCK ISSUERS AND US, AND WE ARE NOT
                         RESPONSIBLE FOR ANY DISCLOSURE
                           BY THE INDEX STOCK ISSUERS

      Goldman Sachs is not affiliated with the issuers of the index stocks or the index sponsors. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the index stock issuers. You, as an investor in your note, should make your own investigation into the index and the index stock issuers. See "The Russell 2000(R) Index" and "The S&P 500(R) Index" below for additional information about the indices.

      Neither the index sponsors nor the index stock issuers are involved in this offering of your note in any way and none of them have any obligation of any sort with respect to your note. Thus, neither the index sponsors nor the index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your note.

                             YOUR NOTE MAY NOT HAVE
                            AN ACTIVE TRADING MARKET

      Although we plan to have your note listed on the American Stock Exchange on or after the original issue date, there may be little or no secondary market for your note. In addition, there can be no assurance that the American Stock Exchange will accept your note for listing. Even if a secondary market for your note develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your note in any secondary market could be substantial.

  WE CAN POSTPONE THE STATED MATURITY DATE IF A MARKET DISRUPTION EVENT OCCURS

      If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing, the determination date will be postponed until the first business day on which no market disruption event occurs or is continuing. As a result, the stated maturity date for your note will also be postponed, although not by more than six business days. Thus, you may not receive the cash payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled due date. Moreover, if the closing level of an index is not available on the determination date because of a continuing market disruption event or for any other reason, the calculation agent will nevertheless determine the final averaged index level for that index based on its assessment, made in its sole discretion, of the level of that index at that time.

   CERTAIN CONSIDERATIONS FOR INSURANCE COMPANIES AND EMPLOYEE BENEFIT PLANS

      Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call "ERISA", or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a "prohibited transaction" under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under "Employee Retirement Income Security Act" below.

                          SPECIFIC TERMS OF YOUR NOTE

      Please note that in this section entitled "Specific Terms of Your Note", references to "holders" mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not indirect holders who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to indirect holders in the accompanying prospectus, under "Legal Ownership and Book-Entry Issuance".

      The offered notes are part of a series of debt securities, entitled "Medium-Term Notes, Series B", that we may issue under the indenture from time to time. The offered notes are also "indexed debt securities", as defined in the accompanying prospectus. This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your note; terms that apply generally to all Series B medium-term notes are described in "Description of Notes We May Offer" in the accompanying prospectus. The terms described here supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

      In addition to the terms described on the first two pages of this prospectus supplement, the following terms will apply to your note:

      NO INTEREST: we will pay no interest on your note.

      SPECIFIED CURRENCY:

- U.S. Dollars

      FORM OF NOTE:

- global form only: yes, at DTC

- non-global form available: no

      DENOMINATIONS: each note registered in the name of a holder must have a face amount of $10 or any multiple of $10. The initial amount invested by each investor must be at least $1,000 or a multiple of $1,000 (including sales commissions).

      DEFEASANCE APPLIES AS FOLLOWS:

- full defeasance: no

- covenant defeasance: no

      OTHER TERMS:

- the default amount will be payable on any acceleration of the maturity of your note as described under "-- Special Calculation Provisions" below

- a business day for your note will not be the same as a business day for our other Series B medium-term notes, as described under "-- Special Calculation Provisions" below

      Please note that the information about the original issue date, original issue price and net proceeds to The Goldman Sachs Group, Inc. on the front cover page relates only to the initial sale of the notes. If you have purchased your note in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

      We describe the terms of your note in more detail below.

                    INDICES, INDEX SPONSORS AND INDEX STOCKS

      In this prospectus supplement, when we refer to the index or indices, we mean one or both of the indices specified on the cover page, or any successor indices, as they may be modified, replaced or adjusted from time to time as described under "-- Discontinuance or Modification of an Index" below. When we refer to an index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes one of the indices as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise each index as then in effect, after giving effect to any additions, deletions or substitutions.

                  PAYMENT OF PRINCIPAL ON STATED MATURITY DATE

      On the stated maturity date, we will pay as principal, to the holder of your note, cash in an amount equal to the sum of:

- the outstanding face amount of your note outstanding on that date plus

- the supplemental payment amount.

      The supplemental payment amount will equal the greater of (i) zero or (ii) the product of:

- the outstanding face amount times

- the sum of (i) 70% of the averaged index return on the Russell 2000(R) Index or the S&P 500(R) Index, whichever is greater, and (ii) 30% of the averaged index return on the Russell 2000(R) Index or the S&P 500(R) Index, whichever is less.

      Because your note is principal protected, we will not pay less than the outstanding face amount of your note on the stated maturity date, even if one or both of the final averaged index levels on the determination date are lower than the respective reference index levels. You should note that the amount of your investment that is principal protected does not include the sales commission paid when you purchase your note.

      The calculation agent will determine the value of each index for each averaging date (including the determination date) by reference to the closing levels of each index on the relevant days. The closing level of each index on any particular day will be the closing level on that day as calculated and published by the index sponsor for that index. However, the calculation agent will have discretion to adjust the closing level of each index on any particular day or to determine it in a different manner as described under "-- Discontinuance or Modification of the Index" below.

                                AVERAGING DATES

      The averaging dates will be the       day of each month, beginning with
          , 2002, except that the last averaging date will be the determination date. The determination date is described under "-- Determination Date" below. In addition, if the calculation agent determines that a market disruption event occurs or is continuing with respect to an index on any day that would otherwise be an averaging date, then, with the exception of the last averaging date (which will be determined as described under "-- Determination Date" below), the averaging date for that index will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing with respect to that index, provided that an averaging
date will never be later than the fifth business day after the       day of the
relevant month.

STATED MATURITY DATE

      The stated maturity date will be                     , 2006 unless that
day is not a business day, in which case the stated maturity date will be the next following business day. If the fifth business day before this applicable day is not the determination date described below, however, then the stated maturity date will be the fifth business day following the determination date, provided that the stated maturity date will never be later than the fifth
business day after           , 2006 or, if                     , 2006 is not a
business day, later than the sixth business day after                     ,
2006. The calculation agent may postpone the determination date -- and therefore the stated maturity date -- if a market disruption event occurs or is continuing with respect to an index on a day that would otherwise be the determination date. We describe market disruption events under "-- Special Calculation Provisions" below.

DETERMINATION DATE

      The determination date will be the fifth business day prior to
                    , 2006 unless the calculation agent determines that a
market disruption event occurs or is continuing with respect to an index on that fifth prior business day. In that event, the determination date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event,
however, will the determination date be later than           , 2006 or, if
          , 2006 is not a business day, later than the first business day after , 2006.

CONSEQUENCES OF A MARKET DISRUPTION EVENT

      As indicated above, if a market disruption event occurs or is continuing with respect to an index on a day that would otherwise be an averaging date or the determination date, then the averaging date for that index or the determination date, as applicable, will be postponed to the next business day on which a market disruption event does not occur and is not continuing. In no event, however, will an averaging date or the determination date be postponed by more than five business days. If an averaging date or the determination date is postponed to the last possible day but a market disruption event occurs or is continuing on that day, that day will nevertheless be the averaging date or determination date, as applicable. If the calculation agent determines that one or both closing index levels that must be used to determine the payment amount are not available on the relevant averaging date or the determination date, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the relevant final averaged index level or levels based on its assessment, made in its sole discretion, of the level of the applicable index or the indices on the relevant day.

DISCONTINUANCE OR MODIFICATION OF AN INDEX

      If an index sponsor discontinues publication of an index and that index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to that index, then the calculation agent will determine the relevant final averaged index level and the amount payable on the stated maturity date by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

      If the calculation agent determines that, for any averaging date (including the determination date) the publication of one or both of the indices is discontinued and there is no successor index for the applicable index, or that the level of that index is not available because of a market disruption event or for any other reason, the calculation agent will determine the index level for each averaging date, the final averaged index level for each index, the supplemental payment amount and the amount payable on the stated maturity date, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the discontinued or modified index or indices.

      If the calculation agent determines that one or both of the indices, the stocks comprising one or both of the indices or the method of calculating one or both of the indices is changed at any time in any respect -- including any addition, deletion or substitution and any reweighting or rebalancing of index stocks and whether the change is made by an index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason -- then the calculation agent will be permitted (but not required) to make such adjustments in the relevant index or the method of its calculation as it believes are appropriate to ensure that the relevant index level on any averaging date (including the determination date), and thus the final averaged index level for that index, the supplemental payment amount and the amount payable on the stated maturity date, is equitable.

      Any adjustments made to the closing level of an index on any averaging date (including the determination date) may differ from those made to the closing level of that index on any other averaging date, and these adjustments may be made with respect to one or more averaging dates but not with respect to all averaging dates. The calculation agent is not obligated to make any such adjustments.

      All determinations and adjustments to be made by the index sponsor or the calculation agent with respect to one or both of the indices may be made by the relevant index sponsor or the calculation agent, as the case may be, in its sole discretion.

DEFAULT AMOUNT ON ACCELERATION

      If an event of default occurs and the maturity of your note is accelerated, we will pay the default amount in respect of the principal of your note at the maturity. We describe the default amount under "-- Special Calculation Provisions" below.

      For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under "Description of Debt Securities We May Offer -- Default, Remedies and Waiver of Default" and "-- Modification of the Indentures and Waiver of Covenants".

                               MANNER OF PAYMENT

      Any payment on your note at maturity will be made to an account designated by the holder of your note and approved by us, or at the office of the trustee in New York City, but only when your note is surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.

                             MODIFIED BUSINESS DAY

      As described in the accompanying prospectus, any payment on your note that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your note, however, the term business day has a different meaning than it does for other Series B medium-term notes. We discuss this term under "-- Special Calculation Provisions" below.

                           ROLE OF CALCULATION AGENT

      The calculation agent in its sole discretion will make all determinations regarding each index, the averaging dates, the final averaged index levels, the averaged index returns, the supplemental payment amount, market disruption events, business days, the default amount and the cash to be paid on your note. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

      Please note that Goldman, Sachs & Co., our affiliate, is the calculation agent as of the original issue date of your note. We may change the calculation agent after the original issue date without notice.

                         SPECIAL CALCULATION PROVISIONS

BUSINESS DAY

      When we refer to a business day with respect to your note, we mean a day that is a business day of the kind described in the accompanying prospectus and that is also a day on which the New York Stock Exchange, the Nasdaq National Market System and the American Stock Exchange are all open for trading and on which one or both index sponsors are open for business and one or both indices are calculated and published by an index sponsor. For purposes of any averaging date for an index, a business day shall not be a day on which the applicable index sponsor is not open for business or the index is not calculated and published by the applicable index sponsor.

DEFAULT AMOUNT

      The default amount for your note on any day will be an amount, in the specified currency for the principal of your note, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your note as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your note. That cost will equal:

- the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

- the reasonable expenses, including reasonable attorneys' fees, incurred by the holder of your note in preparing any documentation necessary for this assumption or undertaking.

      During the default quotation period for your note, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest -- or, if there is only one, the only -- quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

DEFAULT QUOTATION PERIOD

      The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

- no quotation of the kind referred to above is obtained or

- every quotation of that kind obtained is objected to within five business days after the due day as described above.

      If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

      In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your note.

QUALIFIED FINANCIAL INSTITUTIONS.

      For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

- A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

- P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

MARKET DISRUPTION EVENT

      Any of the following will be a market disruption event with respect to an index:

- a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

- a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

- index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, do not trade on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in any of these events, the calculation agent determines in its sole discretion that the event materially interferes with the ability of The Goldman Sachs Group, Inc. or any of its affiliates to unwind all or a material portion of a hedge with respect to the offered notes that we or our affiliates have effected or may effect as described under "Use of Proceeds and Hedging" below.

      The following events will not be market disruption events with respect to an index:

- a limitation on the hours or numbers of days of trading, but only if the limitation results from a previously announced change in the regular business hours of the relevant market, and

- a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.

      For this purpose, an "absence of trading" in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or an index stock, if available, in the primary market for that stock or those contracts, by reason of:

- a price change exceeding limits set by that market, or

- an imbalance of orders relating to that stock or those contracts, or

- a disparity in bid and ask quotes relating to that stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that primary market.

      As is the case throughout this prospectus supplement, references to an index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

                       HYPOTHETICAL RETURNS ON YOUR NOTE

      All of the following hypothetical examples are based on a note having an initial public offering price of $10 per note, including sales commission. The minimum initial invested amount is $1,000 from which a sales commission of $30 (representing an assumed commission rate of 3% of the amount invested and approximately 3.09% of the face amount purchased) will be deducted. Any additional initial investment must be a multiple of $1,000. An initial investment of $1,000 would purchase 97 notes (with an aggregate face amount of $970) and include sales commission of $30.

      The tables below set forth the amount in cash that would be payable for each $10 face amount of your note on the stated maturity date if the averaged index returns had the hypothetical values set forth in each of the tables.

      The following tables are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical final averaged index levels could have on the payment amount, assuming all other variables remained constant.

      The tables below assume that there is no change in or affecting any of the index stocks or the method by which the index sponsors calculate the index levels, that there is no change in the relative weighting of any index stock, and that no market disruption event occurs with respect to either index.

      The information in the tables reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your note prior to the stated maturity date, your return will depend upon the market value of your note at the time of sale, which may be affected by a number of factors that are not reflected in the tables below. For a discussion of some of these factors, see "Additional Risk Factors Specific to Your Note" above.

      ASSUMPTIONS
Face amount per note                $10
Amount invested
  (including sales
  commissions)                   $1,000
Aggregate face amount of
  notes purchased (97
  notes purchased with
  an assumed sales
  commission of $30 )              $970
Reference index level
  for the Russell
  2000(R) Index                     482
Reference index level
  for the S&P 500(R)
  Index                           1,169
Maturity                      4.5 years
Averaging frequency             Monthly
No change in or affecting any of the
index stocks or the method by which
either index sponsor calculates the
applicable index level
No change in the relative weighting of
any index stock
No market disruption event occurs with
respect to either index

      The reference index levels are assumed levels. The actual reference index levels will not be determined until the trade date and, in light of greater instability in the level of each index in recent months, are likely to differ from the assumed reference index levels. The actual reference index levels also may differ from the closing levels of the indices on the trade date.

      Each index has been highly volatile in the past and its performance cannot be predicted for any future period. The recent suspension of trading in the U.S. equities markets following the events of September 11, 2001 and related uncertainties may cause each index level to exhibit much greater price volatility than in earlier periods, both in the near term and over the term of your note. Before investing in the offered notes, you should consult publicly available news sources to determine the index levels between the date of this preliminary prospectus supplement and your purchase of the offered notes. The actual index levels for the offered notes may differ substantially from current levels, and the actual performance of each index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical return examples set forth below or to the historical levels of each index set forth elsewhere in this prospectus supplement. For information about the levels of each index during recent periods, see "The Russell 2000(R)
Index -- Historical Information" and "The S&P 500(R) Index -- Historical Information" below.

      Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the index stocks. Among other things, the return on the notes will not reflect any dividends that may be paid on the index stocks. Also, the hypothetical returns shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your note, tax liabilities could affect the after-tax rate of return on your note to a comparatively greater extent than the after-tax return on the index stocks.

      In each of the tables below, the hypothetical averaged index return for each index is calculated by (i) subtracting the assumed reference index level from the assumed final averaged index level and then dividing by (ii) the assumed reference index level.

      The actual final averaged index level for each index will be equal to the arithmetic average of the closing levels of that index on the averaging dates occurring during the terms of the notes. The averaging dates will be the
      day of each month starting with           , 2002, with the exception of
the determination date, which is the final averaging date, subject to adjustments as provided above under "Specific Terms of Your
Note -- Discontinuance or Modification of an Index on page S-15.

      Because the final averaged index levels for each index will be based on
the average of           different closing levels, the actual index levels at
the stated maturity date or at other times during the term of the notes could be significantly higher than the final averaged index level for each index. For example, the difference between the final averaged index level for an index and the level of that index on the stated maturity date could be particularly large if there is a significant increase in the index level of that index during the latter portion of the term of the notes.

      The supplemental payment amount is then calculated by taking the greater of (i) zero or (ii) the product of:

- the face amount times

- the sum of (i) 70% of the averaged index return on the Russell 2000(R) Index or the S&P 500(R) Index, whichever is greater, and (ii) 30% of the averaged index return on the Russell 2000(R) Index or the S&P 500(R) Index, whichever is less.

      Each offered note pays at maturity the face amount plus the supplemental payment amount. The supplemental payment amount may be zero even if the averaged index return on one of the indices is positive.

EXAMPLE I: THE AVERAGED INDEX RETURNS FOR THE RUSSELL 2000(R) INDEX AND THE S&P
           500(R) INDEX ARE BOTH POSITIVE. THE AVERAGED INDEX RETURN FOR THE RUSSELL 2000(R) INDEX IS GREATER THAN THE AVERAGED INDEX RETURN FOR THE S&P 500(R) INDEX. THE PAYMENT AMOUNT IS GREATER THAN THE FACE AMOUNT.

                                            RUSSELL 2000(R) INDEX              S&P 500(R) INDEX
                                            ---------------------              ----------------
Assumed reference index level           482                             1,169
Assumed final averaged index level      678                             1,532
Averaged index return                   (678 - 482)/482 = 40.7%         (1532 - 1169)/1169 = 31.1%
SUPPLEMENTAL PAYMENT AMOUNT (PER $10    Greater of
  FACE AMOUNT)                          (i) $0 or
                                        (ii) $10 X ((70% X 40.7%) + (30% X 31.1%)) = $3.78
PAYMENT AMOUNT(PER $10 FACE AMOUNT)
                                        $10 + $3.78 = $13.78
PAYMENT AMOUNT (PER $1,000 INVESTED
  FOR 97 NOTES)                         97 X $13.78 = $1,336.66

EXAMPLE II: THE AVERAGED INDEX RETURNS FOR THE RUSSELL 2000(R) INDEX AND THE S&P
            500(R) INDEX ARE BOTH POSITIVE. THE AVERAGED INDEX RETURN FOR THE S&P 500(R) INDEX IS GREATER THAN THE AVERAGED INDEX RETURN FOR THE RUSSELL 2000(R) INDEX. THE PAYMENT AMOUNT IS GREATER THAN THE FACE AMOUNT.

                                            RUSSELL 2000(R) INDEX              S&P 500(R) INDEX
                                            ---------------------              ----------------
Assumed reference index level           482                             1,169
Assumed final averaged index level      563                             1,676
Averaged index return                   (563 - 482)/482 = 16.8%         (1676 - 1169)/1169 = 43.4%
SUPPLEMENTAL PAYMENT AMOUNT (PER $10    Greater of
  FACE AMOUNT)                          (i) $0 or
                                        (ii) $10 X ((70% X 43.4%) + (30% X 16.8%)) = $3.54
PAYMENT AMOUNT (PER $10 FACE AMOUNT)
                                        $10 + $3.54 = $13.54
PAYMENT AMOUNT (PER $1,000 INVESTED
  FOR 97 NOTES)                         97 X $13.54 = $1,313.38

EXAMPLE III: THE AVERAGED INDEX RETURNS FOR THE RUSSELL 2000(R) INDEX AND THE
             S&P 500(R) INDEX ARE BOTH NEGATIVE. THE PAYMENT AMOUNT IS EQUAL TO THE FACE AMOUNT.

                                            RUSSELL 2000(R) INDEX              S&P 500(R) INDEX
                                            ---------------------              ----------------
Assumed reference index level           482                             1,169
Assumed final averaged index level      429                             1,000
Averaged index return                   (429 - 482)/482 = -11.0%        (1000-1169)/1169 = -14.5%
SUPPLEMENTAL PAYMENT AMOUNT (PER $10    Greater of
  FACE AMOUNT)                          (i) $0 or
                                        (ii) $10 X ((70% X -11.0%) + (30% X -14.5%)) = -$1.21
PAYMENT AMOUNT (PER $10 FACE AMOUNT)
                                        $10 + $0 = $10
PAYMENT AMOUNT (PER $1,000 INVESTED
  FOR 97 NOTES)                         97 X $10 = $970

EXAMPLE IV: THE AVERAGED INDEX RETURN FOR THE RUSSELL 2000(R) INDEX IS POSITIVE,
            BUT THE AVERAGED INDEX RETURN FOR THE S&P 500(R) INDEX IS NEGATIVE. THE PAYMENT AMOUNT IS GREATER THAN THE FACE AMOUNT BECAUSE THE POSITIVE AVERAGED INDEX RETURN FOR THE RUSSELL 2000(R) INDEX OUTWEIGHS THE NEGATIVE AVERAGED INDEX RETURN FOR THE S&P 500(R) INDEX BY MORE THAN 2.33 TIMES.

                                              RUSSELL 2000(R) INDEX              S&P 500(R) INDEX
                                              ---------------------              ----------------
Assumed reference index level            482                              1,169
Assumed final averaged index level       581                              1,098
Averaged index return                    (581 - 482)/482 = 20.5%          (1098 - 1169)/1169 = -6.1%
SUPPLEMENTAL PAYMENT AMOUNT (PER $10     Greater of
  FACE AMOUNT)                           (i) $0 or
                                         (ii) $10 X ((70% X 20.5%) + (30% X -6.1%)) = $1.25
PAYMENT AMOUNT (PER $10 FACE AMOUNT)
                                         $10 + $1.25 = $11.25
PAYMENT AMOUNT (PER $1,000 INVESTED FOR
  97 NOTES)                              97 x $11.25 = $1,091.25

EXAMPLE V: THE AVERAGED INDEX RETURN FOR THE RUSSELL 2000(R) INDEX IS POSITIVE,
           BUT THE AVERAGED INDEX RETURN FOR THE S&P 500(R) INDEX IS NEGATIVE. THE PAYMENT AMOUNT IS EQUAL TO THE FACE AMOUNT BECAUSE THE POSITIVE AVERAGED INDEX RETURN FOR THE RUSSELL 2000(R) INDEX DOES NOT OUTWEIGH THE NEGATIVE AVERAGED INDEX RETURN FOR THE S&P 500(R) INDEX BY MORE THAN 2.33 TIMES.

                                              RUSSELL 2000(R) INDEX              S&P 500(R) INDEX
                                              ---------------------              ----------------
Assumed reference index level            482                              1,169
Assumed final averaged index level       549                              782
Averaged index return                    (549 - 482)/482 = 13.9%          (782 - 1169)/1169 = -33.1%
SUPPLEMENTAL PAYMENT AMOUNT (PER $10     Greater of
  FACE AMOUNT)                           (i) $0 or
                                         (ii) $10 X ((70% X 13.9%) + (30% X -33.1%)) = -$0.02
PAYMENT AMOUNT (PER $10 FACE AMOUNT)
                                         $10 + $0 = $10
PAYMENT AMOUNT (PER $1,000 INVESTED FOR
  97 NOTES)                              97 X $10 = $970

We cannot predict the final averaged index levels on the determination date or the market value of your note, nor can we predict the relationship between the index level and the market value of your note at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at stated maturity and the total and pretax rates of return on the offered notes will depend entirely on the actual reference index levels and the actual final averaged index levels, each as determined by the calculation agent as described above. In particular, the reference index levels could be lower or higher than the levels reflected in the table. Also, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the tables above.

                          USE OF PROCEEDS AND HEDGING

      We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under "Use of Proceeds". We or our affiliates also expect to use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.

      In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases and/or sales of listed or over-the-counter options, futures or other instruments linked to one or both of the indices or some or all of the index stocks, and perhaps involving purchases and/or sales of some of the index stocks, prior to and/or on the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other notes we issue, some of which may have returns linked to one or both of the indices or the index stocks. Consequently, with regard to your note, from time to time, we and/or our affiliates:

- expect to acquire and dispose of positions in listed or over-the-counter options, futures or other instruments linked to one or both of the indices or some or all of the index stocks,

- may take or dispose of positions in the securities of the index stock issuers themselves,

- may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market and/or

- may take short positions in the index stocks or other securities of the kind described above -- i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

      We and/or our affiliates may acquire a long or short position in securities similar to the offered notes from time to time and may, in our or their sole discretion, hold or resell those securities.

      In the future, we and/or our affiliates expect to close out a hedge position relating to your note and perhaps hedge positions relating to other notes with returns linked to one or both of the indices or the index stocks. Those steps, which could occur on or before the determination date for your note, are likely to involve sales of listed or over-the-counter options, futures or other instruments linked to one or both of the indices or perhaps to some or all of the index stocks. They may also involve sales and/or purchases of some of the index stocks as well as listed or over-the-counter options, futures or other instruments linked to one or both of the indices, some or all of the index stocks or indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

         The hedging activity discussed above may adversely affect the market value of your note from time to time and the amount we will pay on your note at maturity. See "Additional Risk Factors Specific to Your
   Note -- Trading and Other Transactions by Goldman Sachs in Securities Linked to the Index Stocks May Impair the Value of Your Note" and "-- Our Business Activities May Create Conflicts of Interest Between You and Us" for a discussion of these adverse effects.

                           THE RUSSELL 2000(R) INDEX

      We have derived all information regarding the Russell 2000(R) Index contained in this prospectus supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, The Frank Russell Company, which is the index of the sponsor. The Frank Russell Company owns the copyright and all other rights to the Russell 2000(R) Index. The Frank Russell Company has no obligation to continue to publish, and may discontinue publication of, the Russell 2000(R) Index. The Frank Russell Company does not assume any responsibility for the accuracy or completeness of such information. The consequences of The Frank Russell Company discontinuing the Russell 2000(R) Index are described in the section entitled "Specific Terms of Your Note -- Discontinuance or Modification of the Index" above.

      The Russell 2000(R) Index is an index calculated, published and disseminated by the Frank Russell Company. All 2,000 stocks are traded on either the NYSE, the American Stock Exchange or Nasdaq and form a part of the Russell 3000(R) Index. The Russell 3000(R) Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the investable U.S. equity market.

      The Russell 2000(R) Index consists of the smallest 2,000 companies included in the Russell 3000(R) Index and represents approximately 8% of the total market capitalization of the Russell 3000(R) Index as of June 30, 2001. The Russell 2000(R) Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

                         SELECTION OF STOCKS UNDERLYING
                           THE RUSSELL 2000(R) INDEX

      Only common stocks belonging to corporations incorporated in the U.S. and its territories are eligible for inclusion in the Russell 3000(R) Index and the Russell 2000(R) Index. Stocks traded on U.S. exchanges but incorporated in other countries are excluded. Preferred stock, convertible preferred stock, participating preferred stock, paired shares, warrants and rights are also excluded. Trust receipts, royalty trusts, limited liability companies, OTC bulletin board companies, pink sheets, closed-end mutual funds, and limited partnerships that are traded on U.S. exchanges, are also ineligible for inclusion. Real estate investment trusts and beneficial trusts are eligible for inclusion, however. In general, only one class of securities of a company is allowed in the Russell 3000(R) Index, although exceptions to this general rule have been made where The Frank Russell Company has determined that each class of securities acts independent of the other.

      The primary criteria used to determine the initial list of securities eligible for the Russell 3000(R) Index is total market capitalization, which is defined as the price of the shares times the total number of common shares outstanding. Based on closing values on May 31 of each year, the Frank Russell Company reconstitutes the composition of the Russell 3000(R) Index using the then existing market capitalizations of eligible companies. As of June 30 of each year, the Russell 2000(R) Index is adjusted to reflect the reconstitution of the Russell 3000(R) Index for that year. Real-time dissemination of the Russell 2000(R) Index began on January 1, 1987.

                            COMPUTATION OF THE INDEX

      After determining membership for the Russell 2000, each stock is adjusted for floating shares, or shares available for investment. As a float-adjusted capitalization-weighted index, the Russell 2000(R) Index reflects changes in the capitalization, or market value, of the component stocks relative to the capitalization on a base date. The current Russell 2000(R) Index value is calculated by adding the market values of the Russell 2000(R) Index's component stocks, which are derived by multiplying the price of each stock by the number of shares available for investment after float adjustment, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the "adjusted" capitalization of the Russell 2000(R) Index on the base date of December 31, 1986. To calculate the Russell 2000(R) Index, last sale prices will be used for exchange-traded and NASDAQ stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000(R) Index.

      In order to provide continuity for the Russell 2000(R) Index's value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

      The value of the Russell 2000(R) Index is reported by Bloomberg and Reuters under the symbols "RTY" and ".RUT", respectively.

      All disclosure contained in this prospectus supplement regarding the Russell 2000(R) Index, or its publisher, is derived from publicly available information. All copyrights and other intellectual property rights relating to the Russell 2000(R) Index are owned by the Frank Russell Company. The Frank Russell Company has no relationship with Goldman Sachs & Co., its affiliates or the offered notes; it does not sponsor, endorse, authorize, sell or promote the offered notes, and has no obligation or liability in connection with the administration, marketing or trading of the offered notes.

      Below is a breakdown of the component stocks of the Russell 2000(R) Index by industry group as of June 30, 2001

                                                                           PERCENTAGE OF
                                                              NUMBER OF     INDEX MARKET
INDUSTRY                                                      COMPANIES    CAPITALIZATION
--------                                                      ---------    --------------
Financial Services, including REITS.........................      393           20.2%
Consumer Discretionary and Services.........................      370           17.3%
Technology..................................................      341           15.7%
Materials and Processing....................................      173            8.4%
Health Care.................................................      275           13.6%
Producer Durable............................................      154            9.0%
Utilities...................................................       80            5.3%
Auto and Transportation.....................................       69            3.6%
Other Energy................................................       74            3.1%
Consumer Staples............................................       52            2.9%
Other.......................................................       16            0.9%
Integrated Oils.............................................        3            0.1%
                                                                =====           ====
          Total.............................................    2,000            100%*

---------------
Source: The Frank Russell Company

* Total value may not add up to 100 due to rounding.
                           -------------------------

      As of June 30, 2001, the ten largest holdings in the Russell 2000(R) Index represented 1.9% of the aggregate market capitalization of the Russell 2000(R) Index. Nineteen of the stocks in the Russell 2000(R) Index were also components of the S&P 500(R) Index. These 19 stocks represented 2.4% of the Russell 2000(R) Index market capitalization.

The dividend yield on the Russell 2000(R) Index as of June 30, 2001 was 1.24%.

                     HISTORICAL CLOSING LEVELS OF THE INDEX

      The first table below sets forth the closing levels of the Russell 2000(R) Index on the last business day of each year from 1996 through 1998. The second table below sets forth the high, the low and the last closing levels of the index for each of the four calendar quarters in 1999, 2000 and 2001 through December 13, 2001. We obtained the closing levels listed in the tables below from Bloomberg Financial Services, without independent verification.

      Since its inception, the level of the Russell 2000(R) Index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the term of your note. You should not take the historical levels of the index as an indication of future performance. We cannot give you any assurance in that the future performance of the index or the index stock will result in you receiving an amount greater than the outstanding face amount of your note on the stated maturity date.

      Trading in the common stocks that make up the Russell 2000(R) Index, along with all other U.S. equities, was suspended from the morning of September 11, 2001 until the U.S. equities markets reopened on September 17, 2001. Although trading has now resumed, the trading suspension, the events underlying it and related uncertainties may cause the index level to exhibit much greater price volatility than in earlier periods, both in the near term and over the term of your note. The actual performance of the index over the life of the offered notes may bear little relation to the historical levels shown below.

                      YEAR-END CLOSING LEVELS OF THE INDEX

YEAR                           CLOSING LEVEL
----                           -------------
1996.........................      362.61
1997.........................      437.02
1998.........................      429.60

              QUARTERLY HIGH, LOW AND CLOSING LEVELS OF THE INDEX

                                                               HIGH     LOW     CLOSE
                                                               ----     ---     -----
1999
  Quarter ended March 31....................................  433.13   383.37   397.63
  Quarter ended June 30.....................................  457.68   397.77   457.68
  Quarter ended September 30................................  465.80   417.09   427.30
  Quarter ended December 31.................................  504.75   408.90   504.75
2000
  Quarter ended March 31....................................  606.05   475.34   539.09
  Quarter ended June 30.....................................  542.99   453.72   517.23
  Quarter ended September 30................................  545.18   490.22   521.37
  Quarter ended December 31.................................  511.67   443.80   483.53
2001
  Quarter ended March 31....................................  511.66   432.80   450.53
  Quarter ended June 30.....................................  517.23   425.74   512.80
  Quarter ended September 30................................  489.19   378.89   404.87
  Quarter ended December 31 (through December 13, 2001).....  481.21   397.60   468.67
  Closing Level on December 13, 2001........................                    468.67

                           -------------------------

                               LICENSE AGREEMENT

      Goldman Sachs & Co. expects to enter into a non-transferable, non-exclusive license agreement with Frank Russell Company granting Goldman, Sachs & Co. and its affiliates, in exchange for a fee, the right to use the Russell 2000(R) index in connection with the issuance of certain securities, including the offered notes. The Goldman Sachs Group, Inc. is also a party to the license agreement.

      The offered notes are not sponsored, endorsed, sold or promoted by the Frank Russell Company. The Frank Russell Company makes no representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the Russell 2000(R) Index to track general stock market performance or a segment of the same. The Frank Russell Company's publication of the Russell 2000 Index in no way suggests or implies an opinion by the Frank Russell Company as to the advisability of investment in any or all of the securities upon which the Russell 2000(R) Index is based. The Frank Russell Company's only relationship to Goldman Sachs is the licensing of certain trademarks, and trade names of the Frank Russell Company and of the Russell 2000(R) Index which is determined, composed and calculated by the Frank Russell Company without regard to Goldman Sachs or the offered notes. The Frank Russell Company is not responsible for and has not reviewed the offered notes or any associated literature or publications and the Frank Russell Company makes no representation or warranty express or implied as to their accuracy or completeness otherwise. The Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000(R) Index. The Frank Russell Company has no obligation or liability in connection with the administration, marketing or trading of the offered notes.

      THE FRANK RUSSELL COMPANY DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000(R) INDEX OR ANY DATA INCLUDED THEREIN AND THE FRANK RUSSELL COMPANY SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE FRANK RUSSELL COMPANY MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GOLDMAN SACHS, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000(R) INDEX OR ANY DATA INCLUDED THEREIN. THE FRANK RUSSELL COMPANY MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000(R) INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE FRANK RUSSELL COMPANY HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

      All disclosures contained in this prospectus supplement regarding the Russell 2000(R) Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by the Frank Russell Company. Goldman Sachs does not assume any responsibility for the accuracy or completeness of that information.

                              THE S&P 500(R) INDEX

      We have derived all information regarding the S&P 500(R) Index contained in this prospectus supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Standard and Poor's Ratings Group, which is the index of the sponsor and is commonly referred to as Standard & Poor's. Standard and Poor's owns the copyright and all other rights to the S&P 500(R) Index. Standard & Poor's has no obligation to continue to publish, and may discontinue publication of, the S&P 500(R) Index. Standard & Poor's does not assume any responsibility for the accuracy or completeness of such information. The consequences of Standard & Poor's discontinuing the S&P 500(R) Index are described in the section entitled "Specific Terms of Your
Note -- Discontinuance or Modification of the Index" above.

      Standard & Poor's publishes the S&P 500(R) Index. The index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of November 30, 2001, 421 companies or 84.2% of the S&P 500(R) Index traded on the New York Stock Exchange; 77 companies or 15.7% of the S&P 500(R) Index traded on The Nasdaq Stock Market; and 2 companies or 0.1% of the S&P 500(R) Index traded on the American Stock Exchange. As of November 30, 2001, the aggregate market value of the 500 companies included in the S&P 500(R) Index represented approximately 80% of the aggregate market value of stocks included in the Standard & Poor's Stock Guide Database of domestic common stocks traded in the United States, excluding American depositary receipts and shares of real estate investment trusts, limited partnerships and mutual funds. Standard & Poor's chooses companies for inclusion in the index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange, which Standard & Poor's uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor's include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the index with the number of companies currently included in each group indicated in parentheses: consumer discretionary (87), consumer staples (35), energy (24), financials (71), health care (43), industrials (69), information technology (78), materials (41), telecommunication services (13) and utilities (38). Standard & Poor's may from time to time, in its sole discretion, add companies to, or delete companies from, the index to achieve the objectives stated above.

      The S&P 500(R) Index does not reflect the payment of dividends on the stocks included in the S&P 500(R) Index. Because of this, and due to the semi-annual appreciation cap, the return on the offered notes will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the offered notes.

                            COMPUTATION OF THE INDEX

      Standard & Poor's currently computes the S&P 500(R) Index as of a particular time as follows:

      (a) the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the "market value" of that stock);

      (b) the market values of all component stocks as of that time are aggregated;

      (c) the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

      (d) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

      (e) the current aggregate market value of all component stocks is divided by the base value; and

      (f)  the resulting quotient, expressed in decimals, is multiplied by ten.

      While Standard & Poor's currently employs the above methodology to calculate the index, no assurance can be given that Standard & Poor's will not modify or change this methodology in a manner that may affect the payment amount for the offered notes upon maturity or otherwise.

      Standard & Poor's adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor's to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

- the issuance of stock dividends,

- the granting to shareholders of rights to purchase additional shares of stock,

- the purchase of shares by employees pursuant to employee benefit plans,

- consolidations and acquisitions,

- the granting to shareholders of rights to purchase other securities of the issuer,

- the substitution by Standard & Poor's of particular component stocks in the S&P 500(R) Index, and

- other reasons

      In these cases, Standard & Poor's first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

                       New Market Value
Old Base Value X                         = New Base Value
                       ----------------
                       Old Market Value

      The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500(R) Index.

                     HISTORICAL CLOSING LEVELS OF THE INDEX

      The first table below sets forth the closing levels of the S&P 500(R) Index on the last business day of each year from 1996 through 1998. The second table below sets forth the high, the low and the last closing levels of the index for each of the four calendar quarters in 1999, 2000 and 2001 through December 13, 2001. We obtained the closing levels listed in the tables below from Bloomberg Financial Services, without independent verification.

      Since its inception, the level of the S&P 500(R) Index has experienced significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the term of your note. You should not take the historical levels of the index as an indication of future performance. We cannot give you any assurance in that the future performance of the index or the index stock will result in you receiving an amount greater than the outstanding face amount of your note on the stated maturity date.

      Trading in the common stocks that make up the S&P 500(R) Index, along with all other U.S. equities, was suspended from the morning of September 11, 2001 until the U.S.

equities markets reopened on September 17, 2001. Although trading has now resumed, the trading suspension, the events underlying it and related uncertainties may cause the index level to exhibit much greater price volatility than in earlier periods, both in the near term and over the term of your note. The actual performance of the index over the life of the offered notes may bear little relation to the historical levels shown below.

                      YEAR-END CLOSING LEVELS OF THE INDEX

YEAR                           CLOSING LEVEL
----                           -------------
1996.......................        760.74
1997.......................        970.43
1998.......................      1,229.23

              QUARTERLY HIGH, LOW AND CLOSING LEVELS OF THE INDEX

                                                                HIGH       LOW       CLOSE
                                                                ----       ---       -----
1999
  Quarter ended March 31....................................  1,316.55   1,212.19   1,286.37
  Quarter ended June 30.....................................  1,372.71   1,281.41   1,372.71
  Quarter ended September 30................................  1,418.78   1,268.37   1,282.71
  Quarter ended December 31.................................  1,469.25   1,247.41   1,469.25
2000
  Quarter ended March 31....................................  1,527.46   1,333.36   1,498.58
  Quarter ended June 30.....................................  1,516.35   1,356.56   1,454.60
  Quarter ended September 30................................  1,520.77   1,419.89   1,436.51
  Quarter ended December 31.................................  1,436.28   1,264.74   1,320.28
2001
  Quarter ended March 31,...................................  1,373.73   1,117.58   1,160.33
  Quarter ended June 30.....................................  1,312.83   1,103.25   1,224.42
  Quarter ended September 30................................  1,236.72     965.80   1,040.94
  Quarter ended December 31
  (through December 13, 2001)...............................  1,170.35   1,038.55   1,119.38
  Closing Level on December 13, 2001........................                        1,119.38

                           -------------------------

                               LICENSE AGREEMENT

      Standard and Poor's and Goldman Sachs & Co. have entered into a non-transferable, non-exclusive license agreement granting Goldman, Sachs & Co. and its affiliates, in exchange for a fee, the right to use the S&P 500(R) Index in connection with the issuance of certain securities, including the offered notes. The Goldman Sachs Group, Inc. is also a party to the license agreement.

      The offered notes are not sponsored, endorsed, sold or promoted by Standard & Poor's. Standard & Poor's has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the offered notes. Standard &

Poor's makes no representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the S&P 500(R) Index to track general stock market performance. Standard & Poor's only relationship to Goldman Sachs (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of Standard & Poor's and of the use of the S&P 500(R) Index which is determined, composed or calculated by Standard & Poor's without regard to Goldman Sachs or the offered notes.

Standard & Poor's has no obligation to take the needs of Goldman Sachs or the owners of the offered notes into consideration in determining, composing or calculating the S&P 500(R) Index. Standard and Poor's is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the offered notes to be issued or in the determination or calculation of the equation by which the offered notes are to be exchanged into cash. Standard and Poor's has no liability in connection with the administration, marketing or trading of the offered notes.

      STANDARD & POOR'S DOES NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE INDEX OR ANY DATA INCLUDED THEREIN. STANDARD & POOR'S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GOLDMAN SACHS, OWNERS OF THE OFFERED NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500(R) INDEX OR ANY DATA INCLUDED THEREIN. STANDARD & POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500(R) INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WILL STANDARD & POOR'S HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

      All disclosures contained in this prospectus supplement regarding the S&P 500(R) Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Standard & Poor's. Goldman Sachs does not assume any responsibility for the accuracy or completeness of that information.

           SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

      The following section supplements the discussion of U.S. Federal income taxation in the accompanying prospectus with respect to United States holders. The following section is the opinion of Sullivan & Cromwell, counsel to The Goldman Sachs Group, Inc.

      This section applies to you only if you are a United States holder that holds your note as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:
- a citizen or resident of the United States;

- a domestic corporation;

- an estate whose income is subject to United States federal income tax regardless of its source; or

- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

- a dealer in securities or currencies;

- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

- a bank;

- a life insurance company;

- a tax exempt organization;

- a person that owns a note as a hedge or that is hedged against interest rate risks;

- a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

- a person whose functional currency for tax purposes is not the U.S. dollar.

      This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

--------------------------------------------------------------------------------

         Please consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your note in your particular circumstances.
--------------------------------------------------------------------------------

      Your note will be treated as a single debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your note (the "comparable yield") and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of your note prior to your receipt of cash attributable to such income.

      You may obtain the comparable yield and projected payment schedule from us by contacting the Goldman Sachs Corporate Treasury Department, Debt Administration Group, at 212-902-1000. You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

--------------------------------------------------------------------------------

         The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your note, and we make no representation regarding the amount of contingent payments with respect to your note.
--------------------------------------------------------------------------------

      If you purchase your note for an amount that differs from the note's adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for your note and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. If the notes are listed on the American Stock Exchange, you may (but are not required to) allocate the difference pro rata to interest accruals over the remaining term of the debt instrument to the extent that your yield on the note, determined after taking into account amounts allocated to interest, is not less than the applicable U.S. federal rate for the note. The applicable U.S. federal rate will be the U.S. federal short-term rate if your note is expected to mature within three years of the date you purchase your note, or the U.S. federal mid-term rate, if your note is expected to mature more than three years from the date you purchase your note. These rates are determined monthly by the U.S. Secretary of the Treasury and are intended to approximate the average yield on short- and mid-term U.S. government obligations, respectively. The adjusted issue price of your note will equal your note's original issue price plus any interest deemed to be accrued on your note (under the rules governing contingent payment obligations) as of the time you purchase your note.

      If the adjusted issue price of your note is greater than the price you paid for your note, you must make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year, and the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule; if the adjusted issue price of your note is less than the price you paid for your note, you must make negative adjustments, decreasing the amount of interest that you must include in income each year, and the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated to each of interest and projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

      Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of a note at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

      You will recognize gain or loss upon the sale or maturity of your note in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in your note. In general, your adjusted basis in your note will equal the amount you paid for your note, increased by the amount of interest you previously accrued with respect to your note (in accordance with the comparable yield and the projected payment schedule for your note) and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your note at a price other than the adjusted issue price determined for tax purposes.

      Any gain you recognize upon the sale or maturity of your note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

                  BACKUP WITHHOLDING AND INFORMATION REPORTING

      Please see the discussion under "United States Taxation -- Taxation of Debt Securities -- Backup Withholding and Information Reporting -- United States Holders" in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your note.

                    EMPLOYEE RETIREMENT INCOME SECURITY ACT

      This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.

      The Employee Retirement Income Security Act of 1974, as amended, which we call "ERISA" and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are "parties in interest" (within the meaning of ERISA) or "disqualified persons" (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a prohibited transaction".

      The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a "party in interest" or a "disqualified person" with respect to many employee benefit plans by reason of, for example, The Goldman Sachs Group, Inc. (or its affiliate) providing services to such plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue
Code), which we call a "Plan", and with respect to which The Goldman Sachs Group, Inc. or any of its affiliates is a "party in interest" or a "disqualified person", unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a "qualified professional asset manager" or an "in-house asset manager", for transactions involving insurance company general accounts or under another available exemption. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the offered notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a "fiduciary" (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder by reason of such person's acquisition, disposition or holding of the offered notes, or any exercise related thereto, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the offered notes and the transactions contemplated with respect to the offered notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. will sell the offered notes to certain other brokers or dealers at 100% of the face amount, who may charge a sales commission of 3% of the amount invested (3.09% of the face amount purchased) by any purchaser of the offered notes. Any such brokers or dealers may resell any offered notes purchased from Goldman, Sachs & Co. to certain
other brokers or dealers and charge a sales commission of less than      % of
the amount invested. If all of the offered notes are not sold at the original issue price, Goldman, Sachs & Co. may change the offering price and the other selling terms.

      In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution and possible market-making activities, see "Plan of Distribution" in the accompanying prospectus.

                        NOTICE TO INVESTORS IN SINGAPORE

      Notes may not be offered or sold, nor may any document or other material in connection with the notes be issued, circulated or distributed, either directly or indirectly, to persons in Singapore other than (i) under circumstances in which the offer or sale does not constitute an offer or sale of the notes to the public in Singapore or (ii) to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent.

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell or a solicitation of an offer to buy the securities it describes, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.
                           -------------------------

                               TABLE OF CONTENTS

                                            Page
                                            ----
             Prospectus Supplement

Summary Information.......................   S-2
Additional Risk Factors Specific to Your
  Note....................................   S-8
Specific Terms of Your Note...............  S-13
Hypothetical Returns on Your Note.........  S-19
Use of Proceeds and Hedging...............  S-24
The Russell 2000(R) Index.................  S-25
The S&P 500(R) Index......................  S-29
Supplemental Discussion of Federal Income
  Tax Consequences........................  S-33
Employee Retirement Income Security Act...  S-36
Supplemental Plan of Distribution.........  S-37

   Prospectus Supplement dated June 25, 2001

Use of Proceeds...........................   S-2
Description of Notes We May Offer.........   S-3
United States Taxation....................  S-20
Employee Retirement Income Security Act...  S-20
Supplemental Plan of Distribution.........  S-20
Validity of the Notes.....................  S-22

                   Prospectus

Available Information.....................     2
Prospectus Summary........................     4
Ratio of Earnings to Fixed Charges........     7
Description of Debt Securities We May
  Offer...................................     8
Description of Warrants We May Offer......    31
Description of Purchase Contracts We May
  Offer...................................    49
Description of Units We May Offer.........    54
Description of Preferred Stock We May
  Offer...................................    60
Description of Capital Stock..............    67
Legal Ownership and Book-Entry Issuance...    73
Considerations Relating to Securities
  Issued in Bearer Form...................    79
Considerations Relating to Indexed
  Securities..............................    83
Considerations Relating to Securities
  Denominated or Payable in or Linked to a
  Non-U.S. Dollar Currency................    86
United States Taxation....................    89
Plan of Distribution......................   109
Employee Retirement Income Security Act...   111
Validity of the Securities................   112
Experts...................................   112
Cautionary Statement Pursuant to the
  Private Securities Litigation Reform Act
  of 1995.................................   113

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                $
                               THE GOLDMAN SACHS
                                  GROUP, INC.
                          INDEX LINKED NOTES DUE 2006
                      (LINKED TO THE RUSSELL 2000(R) INDEX
                           AND THE S&P 500 (R) INDEX)
                           -------------------------

                              [GOLDMAN SACHS LOGO]
                           -------------------------
                              GOLDMAN, SACHS & CO.
------------------------------------------------------
------------------------------------------------------